                                                                    EXHIBIT 99.1

  NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE U.S.

                       HOLLINGER INC. ANNOUNCES CLOSING OF
                          SUBSCRIPTION RECEIPT OFFERING

     Toronto, Canada, April 7, 2004 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B; HLG.PR.C) is pleased to announce that it has closed the previously announced offering and sale of subscription receipts (the "Subscription Receipts") of Hollinger. At closing, a total of 20,096,919 Subscription Receipts were issued at a price of CDN$10.50 per Subscription Receipt for gross proceeds of CDN$211 million.

     Each Subscription Receipt represents the right to receive, without payment of any additional consideration, one Series II Preference Share of Hollinger upon satisfaction of certain escrow conditions. All outstanding Subscription Receipts will be automatically exercised and the Series II Preference Shares will be issued immediately following satisfaction by Hollinger of each of the escrow conditions.

     The offering was conducted by Westwind Partners Inc., who will receive a commission equal to 4% of the aggregate gross proceeds of the offering payable in cash at, and conditional on, satisfaction of the escrow conditions.

     Hollinger's principal asset is its approximately 72.3% voting and 29.7% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

     THIS RELEASE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. THE SECURITIES DESCRIBED HEREIN MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION, AND ANY PUBLIC OFFERING (AS SUCH TERM IS DEFINED UNDER U.S. FEDERAL SECURITIES LAWS) OF THE SECURITIES TO BE MADE IN THE UNITED STATES WOULD BE MADE ONLY BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM HOLLINGER AND THAT WOULD CONTAIN DETAILED INFORMATION ABOUT HOLLINGER AND ITS MANAGEMENT AS WELL AS FINANCIAL STATEMENTS. THIS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.


Media contact:                         For more information, please contact:
Jim Badenhausen                        Fred A. Creasey
646-805-2006                           416-363-8721



                              www.hollingerinc.com